Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 12, 2020,  Loral Space & Communications Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

DESCRIPTION OF COMMON STOCK

General

The following description of our common stock is only a summary. We encourage you to read our restated certificate of incorporation, which is also filed as an exhibit to our Annual Report on Form 10-K of which this exhibit is a part. We are authorized to issue up to 70,000,000 shares of our common stock, par value $0.01 per share divided into two series, of which 50,000,000 shares are voting common stock and 20,000,000 shares are non-voting common stock and up to 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 11, 2020, we had outstanding 21,427,078 shares of our voting common stock, 9,505,673 shares of our non-voting common stock and no shares of our preferred stock.

Common Stock

Each share of voting common stock and each share of non-voting common stock are identical and are treated equally in all respects, except with respect to voting rights as set forth below. The rights of holders of our voting and non-voting common stock discussed below are subject to the rights that our board of directors may from time to time confer on holders of our preferred stock issued in the future. These rights may adversely affect the rights of holders of our voting common stock, non-voting common stock, or both.

Liquidation Rights

Upon voluntary or involuntary liquidation, dissolution or winding up, the holders of our voting common stock and non-voting common stock, treated as a single class, share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock.

Dividends

Except as otherwise provided by the Delaware General Corporation Law (“DGCL”) or our restated certificate of incorporation, the holders of our voting common stock and non-voting common stock, subject to preferences and other rights of holders of any series of preferred stock, are entitled to receive dividends when and as declared by our board of directors out of legally available funds. Holders of our voting common stock and non-voting common stock, treated as a single class, are entitled to share ratably in such dividends.

Voting Rights

Except as otherwise provided by the DGCL or our restated certificate of incorporation, each holder of voting common stock is entitled to one vote in respect of each share of voting common stock held of record on all matters submitted to a vote of stockholders. Our restated certificate of incorporation does not permit our stockholders to act by written consent in lieu of a meeting. Except as otherwise provided by the DGCL or our restated certificate of incorporation, holders of non-voting common stock are not entitled to voting rights. Under our restated certificate of incorporation, holders of non-voting common stock may vote as a separate class on amendments to provisions of the restated certificate of incorporation that provide for the equal treatment of the non-voting common stock and the voting common stock.

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Classified Board

Our restated certificate of incorporation provides that our board of directors is divided into three classes, which are designated Class I, Class II and Class III. The number of directors in each class is required to be apportioned so as to maintain the classes as nearly equal in number as possible. The members of each class serve for a three-year term, and the terms are staggered so that each year the term of only one class of directors expires.

Miscellaneous

Our voting common stock and non-voting common stock is not convertible into, or exchangeable for, any other class or series of our capital stock and has no sinking fund or redemption provisions. Holders of our voting common stock and non-voting common stock have no preemptive or other rights to subscribe for or purchase additional securities of ours. Shares of our voting common stock and non-voting common stock are not subject to calls or assessments. All of the outstanding shares of our voting common stock and non-voting common stock are fully paid and nonassessable. Holders of our voting common stock do not have cumulative voting rights.

Transfer Agent

The transfer agent and registrar for our voting common stock is Computershare Inc.

Nasdaq National Market

Our voting common stock is listed and traded on the Nasdaq National Market under the symbol “LORL.”

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

The following paragraphs summarize certain provisions of the DGCL, and our restated certificate of incorporation and amended and restated bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K of which this exhibit is a part.

General

Certain provisions of our restated certificate of incorporation and amended and restated bylaws, as summarized below, and applicable provisions of the DGCL could make our acquisition by a third party, a change in our incumbent management or a similar change of control more difficult, including:

•	an acquisition of us by means of a tender or exchange offer;
•	an acquisition of us by means of a proxy contest or otherwise; or
•	the removal of a majority or all of our incumbent officers and directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us first to negotiate with our board of directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal.

Election and removal of directors

A director, other than a preferred stock director, may be removed from office only for cause and only by the vote of at least two-thirds in voting power of the outstanding stock entitled to vote in an election of directors. In

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addition, our restated certificate of incorporation provides that, subject to the rights of the holders of shares of any series of preferred stock then outstanding, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board may be filled only by a majority of the directors then in office (even though less than a quorum is then in office) or by the sole remaining director and any director elected to fill a vacancy may hold office for a term that coincides with the term of the class to which such director was elected.

Stockholder action by written consent

Subject to the rights of holders of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting.

Stockholder meetings

Under our restated certificate of incorporation and amended and restated bylaws, the chairman of the board of directors, the chief executive officer and president, three or more members of the board of directors or the chief executive officer and president, at the request of a majority of the voting power of the then outstanding shares of capital stock then entitled to vote, may call at any time special meetings of stockholders.

Requirements for advance notification of stockholder nominations and proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors.

Bylaw amendments

Our amended and restated bylaws may be amended only by our board of directors or upon the vote of holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Delaware anti-takeover law

We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is defined generally as a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Undesignated preferred stock; prohibition on non-voting capital stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Limitation of Liability and Indemnification

As permitted by the DGCL, our restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

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•	for any breach of the director’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or
•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our restated certificate of incorporation and bylaws also provide for the indemnification of our directors and officers to the fullest extent authorized by the DGCL. The indemnification provided under our amended and restated certificate of incorporation and bylaws includes the right to be paid certain expenses. These expenses include fees, including attorneys’ fees, reasonably incurred in investigating, defending or responding to any civil or criminal action, suit, proceeding or investigation in which one or more of our current or former directors or officers has been named as a defendant, respondent or target, and any related appeal. We will cover these expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. Such determination will be made without reference to the financial ability of the current or former director or office to make repayment.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to our directors, officers or controlling persons pursuant to our restated certificate of incorporation, our amended and restated bylaws and the DGCL, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Under our restated certificate of incorporation, we have the power to purchase and maintain insurance, at our own expense, on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other business, including any employee benefit plan, against any liability or loss asserted against the person or incurred by the person in any of these capacities, or arising out of the person’s status as such, whether or not we would have the power to or are obligated to indemnify such person against such liability or loss. Any indemnification and reimbursement of expenses provided by us will not be available to the extent that indemnification or reimbursement has been received by such person under any applicable policy of insurance or otherwise. We maintain director and officer liability insurance on behalf of our directors and officers.

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